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           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                MARCH 25, 1996

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                Schedule 13E-4/A
                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (Amendment No.1)

                        PENNSYLVANIA ENTERPRISES, INC.
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

          COMMON STOCK, NO PAR VALUE, STATED VALUE $10.00 PER SHARE
                        (Title of Class of Securities)

                                  708720107
                    (CUSIP Number of Class of Securities)

                                THOMAS J. WARD
                                  SECRETARY
                        PENNSYLVANIA ENTERPRISES, INC.
                             WILKES-BARRE CENTER
                               39 PUBLIC SQUARE
                       WILKES-BARRE, PENNSYLVANIA 18711
                                (717) 829-8843
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                     and
         Communications on Behalf of the Person Filing the Statement)

                                   COPY TO:
                               GARETT J. ALBERT
                            HUGHES HUBBARD & REED
                            ONE BATTERY PARK PLAZA
                        NEW YORK, NEW YORK 10004-1482
                                (212) 837-6000

                                MARCH 11, 1996
    (Date Tender Offer First Published, Sent Or Given To Security Holders)

Calculation of Filing Fee
 -----------------------------------------------------------------------------

Transaction Valuation* ..  Amount of Filing Fee

$78,000,000..............  $15,600


* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 2,000,000 shares at $39.00 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,600
Form or Registration No.: Schedule 13E-4
Filing Party: Pennsylvania Enterprises, Inc.
Date Filed: March 11, 1996

         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated March 11, 1996, filed by Pennsylvania Enterprises, Inc. (the "Company") relating to the Company's offer to purchase up to 2,000,000 shares of its Common Stock, no par value, stated value $10.00 per share (the "Shares") (including the associated common stock purchase rights issued pursuant to the Rights Agreement dated as of April 26, 1995, between the Company and Chemical Bank, as Rights Agent), at a price not greater than $39.00 nor less than $37.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1996, and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Statement, respectively, and incorporated by reference therein. Terms defined in the Statement and not separately defined herein shall have the meanings specified in the Statement.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   Item 9 is hereby amended by supplementing the following Exhibits:

   (a)(2)   Form  of  Letter  of  Transmittal   together  with   Guidelines  for
            Certification of Taxpayer Identification Number on Substitute Form W-9.

   (g) Pages 28 through 55 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

   Item 9 is hereby further amended by adding the following Exhibit:

   (a)(12) Form of Letter to Participants in the Pennsylvania Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan, dated March 22, 1996.

                                  SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Pennsylvania Enterprises, Inc.



                                  By:  /s/ John F. Kell, Jr.
                                      -------------------------------------
                                      Name: John F. Kell, Jr.
                                      Title:  Vice President, Financial Services





Dated: March 25, 1996


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                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-----------                      -----------

(a)(2)      Form  of  Letter  of  Transmittal   together  with   Guidelines  for
            Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(12) Form of Letter to Participants in the Pennsylvania Enterprises, Inc. Divident Reinvestment and Stock Purchase Plan, dated March 22, 1996.

(g) Pages 28 through 55 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995.


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